Debbie A. Klis, Partner
1990 K Street, NW
Suite 420
Washington, D.C. 20006
Tel: +1 202.935.3390
Email: debbie.klis@rimonlaw.com

January 11, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 10 to Registration Statement on Form S-4
Filed December 28, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated January 9, 2024 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 11 to the Registration Statement (the “Amendment”) via EDGAR.

In order to facilitate the review by the Staff of the Amendment, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 10 to Form S-4

General

1. We note revised disclosure on page 31 that indicates the lock-up period for the founder shares was increased from six to nine months pursuant to the first amendment to the share purchase agreement, yet the amendment filed as Exhibit 10.27 and cited on page 91 does not appear to reflect these provisions. Please revise to reconcile this apparent inconsistency or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it corrected the disclosure concerning the lock-up of the Founder Shares on pages 31, 52, and 128.

2. We note revised disclosure that the underwriters agreed in December 2023 to accept a portion of their deferred underwriting commission as equity. Please file this agreement as an exhibit to your registration statement. Your disclosure indicates that the underwriters will receive 202,500 shares of the combined entity at closing and the “difference in amount” (payable in cash or equity using a five-day VWAP) if the aggregate VWAP as of shares as of the effectiveness date of the proxy statement/prospectus is less than $10 per share. Since this effectiveness date will precede the closing of the business combination (and thus trading of combined entity shares), please revise to clarify how the VWAP will be measured (for instance, by reference to your ordinary shares). Please also revise disclosure on page 177 that refers to repricing of the equity to occur at nine months after closing using a 10-day VWAP for consistency, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has attached the requested agreement at Exhibit 10.29 and revised the discussion throughout the Amendment (see pages 14, 42, 43, 84, 165, 177, F-17, and F-33) to clarify that on the Closing date, the Company will issue 202,500 Combined Entity ordinary shares to the underwriters and, further, that within 30 days of the Closing, the Combined Entity shall cause to be registered under the Securities Act all of the Combined Entity Ordinary Shares that EF Hutton has requested to be registered as well as the effect of a price decreased on such 202,500 shares on the effective date of such new registration and the repricing that would occur if there is no effective registration for such 202,500 shares by the 12-month anniversary of the Closing of the Business Combination (and the Company has struck references to the nine month repricing, which is not applicable).

Summary of the Proxy Statement/Prospectus

PIPE Investment, page 35

3. We note your revised disclosure in this section and elsewhere in the registration statement, as well as the related share purchase agreement filed as Exhibit 10.25 (“SPA”). Please further revise to clearly identify the (i) number of Graphjet shares being purchased by the purchaser under the SPA and (ii) the date on which such shares were or will be purchased and the $2.5 million purchase price paid.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it expanded its disclosure to identify the number of Graphjet shares being purchased under the SPA and the date on which such shares were or will be purchased and the $2.5 million purchase price paid (see pages 6, 12, 32, 35, 53, 56, 57, 89, 126, and 143). The Company has been informed by GraphJet that the PIPE Investment will close immediately before the Energem shareholders meeting. As disclosed in the S-4, the aggregate number of shares issued to the Graphjet shareholders as a whole is subject to downward adjustment based on closing debt, working capital and transaction expenses. At this time, it is not anticipated that there will be a downward adjustment for closing debt or working capital. However, unless waived or paid by Graphjet prior to the closing of the Business Combination, there will an adjustment for transaction expenses. However, assuming, for example, that unpaid transaction expenses are zero, and based on the ratio of outstanding shares of Graphjet to the number of Graphjet shares to be received by the Graphjet shareholders, the number of Graphjet shares to be purchased by the PIPE Investor would be 4,530. If the unpaid transaction expenses totaled $3,000,000, then Graphjet receives 300,000 fewer shares. Than that means that the PIPE Investor receives fewer Graphjet shares to obtain the same 250,000 shares post-Closing.

4. We note your disclosure that the issuance of the Combined Entity Ordinary Shares to the PIPE Investor in exchange for the Graphjet Pre-Transaction Shares shall be from shares registered under this registration statement. Please provide your legal analysis as to why it is appropriate to register the primary issuance of such shares.

Response: The Securities Act transactions associated with the issuance of the Combined Entity Ordinary Shares to the PIPE Investor in exchange for the Graphjet Pre-Transaction Shares are covered by this registration statement, in view of the following. First, the Company is registering the sale of 138,000,000 Class A Ordinary Shares, which will be issued in exchange for all of the equity interests issued and outstanding of Graphjet in connection with the closing of the Business Combination. Second, Graphjet will issue its ordinary shares being purchased by the PIPE purchaser under the Securities Purchase Agreement before the closing of the Business Combination. Third, the date on which the PIPE purchaser’s Graphjet ordinary shares will be exchanged for the Combined Entity Ordinary Shares, (a) the PIPE purchaser will have previously joined the ranks of the Selling Shareholders contemplated in the Share Purchase Agreement between Energem and Graphjet, and (b) the Combined Entity Ordinary Shares issued to the PIPE purchaser at the closing of the Business Combination are part of the 138,000,000 Class A Ordinary Shares are covered by this registration statement.

The Company is contractually obligated to issue registered shares at the closing of the Business. Additionally, the Company believes that under these circumstances the primary issuance of the registered Combined Entity Ordinary Shares to the PIPE purchaser is not inconsistent with Securities Act Sections 2(a)(3) and 5.

5. We note your disclosure that if the consummation of the Business Combination does not occur on or prior to March 31, 2024, Graphjet shall return the Purchase Price to the PIPE Investor by the close of business on March 31, 2024 and that Graphjet and Energem agree that for each day following March 31, 2024 that the return of the Purchase Price is delayed, interest shall accrue. Please revise to clarify the entity responsible for returning the Purchase Price to the PIPE Investor. In that regard, we note that the Share Purchase Agreement states that the “Company Shareholders” shall return the Purchase Price to the Purchaser. The term “Company Shareholders” is not defined. If Energem is responsible for returning the Purchase Price, then please address any risks associated with this responsibility.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it revised the discussion (see pages 6, 12, 32, 35, 53, 56, 57, 89, 126, and 143) to clarify that Graphjet will be responsible for returning the Purchase Price to the PIPE Investor. The Purchase Price is only returned in the event the closing does not occur so there would be no Combined Entity and Energem would have no liability for the Purchase Price paid to GraphJet. While Energem is a party to the Share Purchase Agreement for purposes of its commitment to issue the shares to the PIPE Investor at Closing, and thus have agreed to the concept of interest, there is no liability on Energem for that interest because there would have been no Closing if the Purchase Price would be required to be returned to the PIPE Investor. The parties have revised the Share Purchase Agreement to clarify that Energem has no liability for interest or the return of the Purchase Price and attached it at Exhibit 10.30 to the Amendment.

6. We note your disclosure that the 250,000 Pre-Transaction Shares shall be cancelled. Please revise to identify the entity responsible for cancelling the Graphjet shares issued to the Purchaser. In this regard, we note the SPA states that the purchaser shall promptly take such reasonable actions as requested by the “Company Shareholders” with respect to the cancellation of the shares.

Response: The Company respectfully acknowledges the Staff’s comment. As noted above, and based on those assumptions, the number of shares that are being purchased from Graphjet is 4,530. However, the number of shares they are to acquire post-closing is fixed at 250,000. To the extent the Business Combination does not occur and the Purchase Price is refunded, Graphjet will cancel the Graphjet shares issued to the PIPE Investor.

7. We note your disclosure indicating that the SPA will terminate if the issuance of combined entity shares to the purchaser in exchange for Graphjet shares does not occur by March 31, 2024, while Section 6 of the SPA provides December 31, 2023. Please reconcile this apparent inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it amended the Share Purchase Agreement to correct the expiry date and attached it at Exhibit 10.30 to the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 177

8. Please expand Note 3 (B) to more fully discuss any potential compensation to the underwriters at closing either in cash or shares for the Difference in Amount, similar to your disclosure on page F-17. Please clearly describe how the Difference in Amount will be calculated and if a cash payment will be required.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised Note 3(B) to more fully discuss any potential compensation to the underwriters at page 177.

*****

If you have any additional questions regarding any of our responses or the Amendment to the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer

Energem Corp